OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

U.S.  \NGE COMMISSION
.C. 20549

05040649

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-1303

REPORT FOR THE PERIOD BEGINNING January 1, 2004 **AND ENDING** December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Miller Johnson Steichen Kinnard, Inc.

Official Use Only
Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

60 South Sixth Street, Suite 3000
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Dean C. Reder (612) 455-5961
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name—if individual, state last, first, middle name)

5601 Green Valley Drive Suite 700 Minneapolis, MN 55437-1145
(Address) **City** **State** **(Zip Code)**

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Dean C. Reder, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Johnson Steichen Kinnard, Inc. as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

SVP & Controller

Title



Notary Public



ROSLYN L. BRAND
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- ___ (p) Schedule of segregation requirements and funds in segregation- customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Miller Johnson Steichen Kinnard, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 5,087,800
Restricted cash	517,000
Trading securities owned, at market	14,913,200
Deposit at clearing organizations	3,773,300
Receivable from brokers	618,100
Furniture and equipment (net of depreciation of $5.3 million)	458,000
Prepaid Expenses	554,500
Other assets	430,700
Total assets	$ 26,352,600
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organization	$ 5,901,000
Commissions payable	1,248,800
Trading securities sold but not yet purchased, at market	5,595,500
Payable for legal claim settlements	250,000
Payroll liabilities	1,280,200
Dividend payable to parent	600,300
Other liabilities	1,253,100
Total liabilities	16,128,900
Stockholder's equity:	
Common stock, $.01 par value:	
Authorized shares: 100,000, issued and outstanding shares – 1,000	10
Additional paid-in capital	87,570,300
Accumulated deficit	(77,346,600)
Total stockholder's equity	10,223,700
Total liabilities and stockholder's equity	$ 26,352,600

See accompanying notes.